Filed by St. Jude Medical, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: EP MedSystems, Inc. Commission File No.: 0-28260

Contacts:	St. Jude Medical Angela Craig Investor Relations (651) 481-7789	St. Jude Medical Kathleen Janasz Media Relations (651) 415-7042	EP MedSystems David Bruce President and Chief Executive Officer (856) 753-8533

St. Jude Medical and EP MedSystems Announce Cash/Stock Election Deadline

and Expected Closing Date of Pending Acquisition

ST. PAUL, Minn., AND WEST BERLIN, N.J. – June 26, 2008 – St. Jude Medical, Inc. (NYSE: STJ) and EP MedSystems, Inc. (NASDAQ: EPMD) announced today that the deadline for EP MedSystems shareholders to elect the form of consideration they wish to receive in connection with the previously announced acquisition of EP MedSystems by St. Jude Medical will be 5 p.m. EDT, on July 1, 2008 (the “Election Deadline”). The transaction is scheduled to close on July 3, 2008, provided that the requisite EP MedSystems shareholder approval is obtained. Final shareholder results will be announced before market open on July 7, 2008.

As previously announced, under the terms of the agreement, EP MedSystems shareholders will receive either $3.00 in cash or approximately $3.00 of St. Jude Medical common stock (determined as provided in the merger agreement) for each EP MedSystems share they own. EP MedSystems shareholders have the option to elect between cash and shares, subject to pro-ration such that St. Jude Medical will issue 40 percent of the total merger consideration in St. Jude Medical common stock and 60 percent in cash, as described in the joint proxy statement/prospectus mailed to EP MedSystems shareholders as of the close of business on June 3, 2008, the record date.

EP MedSystems shareholders must deliver before the Election Deadline to U.S. Bank National Association, the Exchange Agent, at its offices at 60 Livingston Avenue, EP-MN-WS2N, St. Paul, MN 55107-2292, a properly completed Letter of Transmittal and Form of Election, together with either (i) certificate(s) representing all the shares of EP MedSystems common stock covered by the election, or confirmation of a book-entry transfer of such shares into the Exchange Agent’s account by such date and time, or (ii) a properly completed and signed notice of guaranteed delivery. If a notice of guaranteed delivery is submitted, the certificate(s) representing the corresponding EP MedSystems shares (or confirmation of their book-entry transfer to the Exchange Agent) must be received by the Exchange Agent by 5 p.m. EDT, on July 2, 2008. EP MedSystems shareholders may obtain additional copies of the Letter of Transmittal and Form of Election by contacting U.S. Bank National Association at (651) 495-4738.

Certificates for fractional shares of St. Jude Medical common stock will not be issued, and cash in lieu thereof will be paid as provided in the merger agreement.

EP MedSystems shareholders that do not timely submit properly completed elections and other deliveries as summarized above will be allocated the remaining consideration after taking into account the preferences of the EP MedSystems shareholders who made valid elections, subject in all cases to pro rations as noted above and described in more detail in the merger agreement.

Any EP MedSystems shareholder may revoke its election by notice to the Exchange Agent, or change its election by submitting revised and later-dated election documents described above (subject to the same share delivery requirements summarized above), in each case if received by the Exchange Agent at or prior to the Election Deadline.

About EP MedSystems

EP MedSystems develops, manufactures and markets a line of products for use in the cardiac rhythm management or electrophysiology market which are used for visualization, diagnosis and treatment of cardiac rhythm disorders. EP MedSystems’ EP product line includes the EP-WorkMate® computerized electrophysiology workstation, with expansion options to incorporate the NurseMate™ Remote Review Charting Station, and the EP-4™ Computerized Cardiac Stimulator. In addition, EP MedSystems’ intracardiac echo (ultrasound or ICE) ultrasound catheter system, including its ViewFlex® intracardiac imaging catheters and ViewMate® II ultrasound imaging system, is used for live visualization of devices and anatomy during catheter based procedures in EP and interventional cardiology. Full year 2007 net sales for EP MedSystems were approximately $19 million. For more information, visit EP MedSystems’ website at www.EPMedSystems.com

About St. Jude Medical

St. Jude Medical develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. Headquartered in St. Paul, Minn., St. Jude Medical employs more than 12,000 people worldwide and has five major focus areas that include: cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation. For more information, please visit www.sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include statements regarding the timing of the transaction and the consideration to be received by the shareholders of EP MedSystems. The statements made in this press release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such statements involve potential risks and uncertainties, such as whether the merger will be approved by the shareholders of EP MedSystems and whether each of the other conditions to closing set forth in the merger agreement will be met. Neither St. Jude Medical nor EP MedSystems intends to update these statements or undertakes any duty to any person to provide any such update under any circumstance.

Additional Information

This announcement is neither an offer to purchase, nor a solicitation of an offer to sell, shares of EP MedSystems, nor is it an offer to sell, or a solicitation of an offer to purchase, shares of St. Jude Medical. This material is not a substitute for the proxy statement/prospectus of EP MedSystems and St. Jude Medical dated June 4, 2008, which was declared effective on June 5, 2008. Investors are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. The proxy statement/prospectus is, and other documents which will be filed by EP MedSystems with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov. The definitive proxy statement/prospectus was first mailed to shareholders of EP MedSystems on June 5, 2008. Shareholders may also obtain copies of the proxy statement/prospectus without charge by requesting them from EP MedSystems in writing at 575 Route 73 North, Building D, West Berlin, NJ, 08091, or by phone at (856) 753-8533. St. Jude Medical and EP MedSystems and their respective officers and directors may be deemed participants in the solicitation of proxies from EP MedSystems shareholders with respect to the transactions contemplated by the merger. A description of any interests of the executive officers and directors of EP MedSystems in the merger are set forth in the proxy statement/prospectus.